FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 20, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:
Thursday 20
th
 November 2008
,
London

UK
 - LSE announcement

GSK to strengthen OTC analgesic business with acquisition of
Alvedon

GlaxoSmithKline (GSK) today announced that it has entered into an agreement with AstraZeneca to acquire a number of leading over-the-counter (OTC) medicines predominantly sold in
Sweden
, including
Alvedon
. This acquisition reinforces GSK's ongoing efforts to invest in and expand its consumer healthcare business as part of the company's strategy to globalise and diversify.

John Clarke, President of GSK Consumer Healthcare, said,
 "
This agreement reflects our growth strategy of building global brand franchises through acquisitions as well as organic growth. Specifically, this will strengthen our regional position in analgesic medicines, one of the largest categories in the global over-the-counter market. We expect
Alvedon
 will benefit from the investments we are making in our global
Panadol
analgesics brand franchise around innovation and marketing. We will continue to seek similar opportunities."

Under the terms of the agreement, GSK will acquire
AZ Tika,
a company wholly owned by AstraZeneca
, for approximately £146 million
(
Swedish Krona SEK
1,770

m
illion
)
 in cash
.
AZ Tika's portfolio of products have strong margins and include market-leading brands such as
Alvedon
, the leading analgesic treatment in Sweden,
Minifom
, for GI disorders, and
Nezeril
 and
Nasin,
 which are decongestant brands. The brands are sold in the Nordic region, with the majority of sales concentrated in
Sweden
. In 2007, the product portfolio
recorded net sales of approximately £27 million (SEK 335 million).

GSK will realise sales and cost synergies through the addition of the AZ Tika brands into its existing portfolio.
The sale and purchase agreement is subject to clearance from the Swedish Competition Authority.

GlaxoSmithKline
 - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit
www.gsk.com

Simon Bicknell
Company Secretary

20 November 2008

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419

Registered in England & Wales : No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 20 November 2008

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc